UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):    ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-CEN ☐ Form N-CSR

SEC File Number:	001-37844
CUSIP Number:	09075A108

For Period Ended:	December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Bioventus Inc.
Former Name if Applicable:
Address of Principal Executive Office:	4721 Emperor Boulevard, Suite 100 Durham, North Carolina 27703

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.
The Annual Report on Form 10-K for the period ended December 31, 2022 (the “Form 10-K”) of Bioventus Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense. The Company has determined that additional time is needed for the Company to prepare its financial statements and related disclosures.
The Company has commenced discussions with its lenders to address the Company’s compliance with certain covenants under the Company’s Credit and Guaranty Agreement between Bioventus LLC, Wells Fargo Bank, National Association, as administrative agent and collateral agent, and the lenders and other financial institutions party thereto, as amended (the “Credit Agreement”) and uncertainty related to those discussions has prolonged the process to prepare the Company’s financial statements and related disclosures. If the Company determines that it will not be in compliance with these covenants under the Credit Agreement and is unable to obtain a covenant amendment or waivers from its lenders, an event of default may occur under the Credit Agreement. An event of default would allow the lenders to call the debt at any point in time. Therefore, the Company may need to re-classify $385.0 million of long-term obligations as current debt on the Company’s consolidated balance sheet as of December 31, 2022.
In addition, as a result of uncertainty associated with the Company’s rebate accruals as of December 31, 2022, which was due to information received in an untimely manner from a large payer, the Company is not reasonably able to timely complete the preparation of its financial statements and related disclosures.
On February 27, 2023, the Company disclosed that its subsidiary, Bioventus LLC (“LLC”), had entered into a Settlement Agreement with CartiHeal (2009) Ltd. (“CartiHeal”), Elron Ventures Ltd. (the “Securityholder Representative”), as representative of the selling securityholders (the “Former Securityholders”), and certain other parties thereto (collectively, the “Parties”) under the Option and Equity Purchase Agreement, dated July 15, 2020, as amended on July 17, 2022 (together, the “Option Agreement”).

Pursuant to the Settlement Agreement, among other things, LLC transferred its shares in CartiHeal to a trustee for the benefit of the Former Securityholders under the Option Agreement and the Parties mutually released any further claims under the Option Agreement, including without limitation, a release of any rights to enforce the provisions of the Option Agreement or make further monetary claims against LLC and/or its respective affiliates and representatives. As a result of the transfer of CartiHeal shares under the Settlement Agreement and other factors, the Company effectively removed $264.1 million of obligations it owed under the Option Agreement. The Settlement Agreement led to the deconsolidation of CartiHeal, which required management to attend to the filing of unaudited pro forma condensed combined financial information of the Company (giving effect to the deconsolidation of CartiHeal and other transactions) as of and for the nine months ended October 1, 2022 and for the year ended December 31, 2021 and notes related thereto, which were completed and filed by the Company on March 3, 2023. Moreover, the Company was unable to initiate discussions with its lenders under the Credit Agreement until after the Settlement Agreement was entered into.
The Company intends to file its Form 10-K for the year ended December 31, 2022 promptly within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.
Forward Looking Statements
This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding any waiver to covenants or amendment under the Credit Agreement and the Company’s expectations that it will file the Form 10-K within the time period prescribed by Rule 12b-25. These forward-looking statements are based on management’s current expectations.
These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: the risk that the Company is not able to complete its Form 10-K in the time period that it currently expects; the Company’s ability to continue as a going concern; risks related to the Company’s indebtedness and ability to comply with related covenants; risks related to the Company’s material weakness in internal control over financial reporting; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021, as updated by the Company’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2022 and as will be further updated by the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and its other reports filed with the Securities and Exchange Commission could cause actual results to differ materially from those indicated by the forward-looking statements made in this notification. Any such forward-looking statements represent management’s estimates as of the date of this notification. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this notification.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Kenneth M. Reali	919	474-6700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
	☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bioventus Inc. has caused this notification to be signed on behalf by the undersigned hereunto duly authorized.

Date	March 16, 2023	By	/s/ Kenneth M. Reali
Chief Executive Officer and Director
(Principal Executive Officer)